UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2017

Commission Filing Number: 001-38027

CANADA GOOSE HOLDINGS INC.

(Translation of registrant’s name into English)

250 Bowie Ave

Toronto, Ontario, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On November 7, 2017, the Board of Directors (the “Board”) of Canada Goose Holdings Inc. (or the “Company”) appointed Jodi Butts to the Board. The Board determined that Ms. Butts is an independent director in accordance with applicable NYSE listing rules and the rules and regulations of the U.S. Securities and Exchange Commission. Ms. Butts will be compensated for her service as a director in accordance with a letter agreement. Ms. Butts has also entered into the Company’s standard indemnification agreement.

The Company put out the following release regarding Ms. Butts’s appointment:

Toronto, ON — November 7, 2017 – Canada Goose Holdings Inc. (NYSE:GOOS, TSX: GOOS) today announced the appointment of Jodi Butts to its Board of Directors as an independent director, effective immediately. A mission-oriented executive, lawyer and entrepreneur, Jodi brings a strong track record of significant governance experience, resulting from her board advisory service at several organizations in the for-profit and non-for-profit sectors. Jodi Butts currently serves as a member of the Board of Governors and Audit Committee of the University of Windsor, as Board Chair of antimicrobial technology company Aereus Technologies Inc., and as a member of the Walrus Foundation Board of Directors and Risk Management Committee. She also holds several Board Advisory roles including with Bayshore Home Healthcare and the World Health Innovation Network at the University of Windsor.

“As a proud Canadian, I am honoured to join the Board of Directors at Canada Goose, which has grown to become one of the world’s leading makers of luxury apparel and is a testament to our nation’s ability to unite inspiration with innovation,” said Butts. “I look forward to working with this dynamic team of directors to support Canada Goose’s bright and exciting future as it continues to introduce Canada’s best in class craftsmanship across the globe.”

“Jodi has an outstanding background advocating for practical governance and in leading organizations to achieve positive change and growth and we are thrilled to welcome her to our Board,” said Dani Reiss, President & CEO of Canada Goose. “Her experience will be important to our business as we continue to expand our footprint globally and build upon our enduring legacy.”

Jodi has also previously served as Chief Executive of Rise Asset Development and Senior Vice-President of Operations and Redevelopment at Mount Sinai Hospital, and was a founding partner in a successful boutique litigation firm. Jodi received a Master’s degree in Canadian History from the University of Toronto and is a graduate of the University of Toronto, Faculty of Law.

About Canada Goose Inc.

Founded in a small warehouse in Toronto, Canada in 1957, Canada Goose has grown into one of the world’s leading makers of performance luxury apparel. Every collection is informed by the rugged demands of the Arctic and inspired by relentless innovation and uncompromised craftsmanship. From Antarctic research facilities and the Canadian High Arctic, to the streets of New York, London, Milan, Paris, and Tokyo, people are proud to wear Canada Goose products. Employing more than 2,000 people worldwide, Canada Goose is a recognized leader for its Made in Canada commitment, and is a long-time partner of Polar Bears International.

For press inquiries, please contact:

Alex Thomson, 416-780-9850 x 2231

Director, Communications

athomson@canadagoose.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canada Goose Holdings Inc.

By:	/s/ David Forrest
Name:	David Forrest
Title:	Senior Vice President, General Counsel

Date: November 7, 2017